UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

(Amendment No. 1)

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 25, 2024

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Blvd. Suite 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

On September 20, 2024, 1st stREIT Office Inc. (the “Company”), filed a Current Report on Form 1-U (the “Initial Report”) stating that the Company dismissed RSM US LLP (“RSM”) as its auditor effective September 19, 2024. Effective September 19, 2024, the Company engaged a new audit and tax firm, Crowe LLP. The Company provided a copy of the Initial Report to RSM prior to filing it with the U.S. Securities and Exchange Commission (the “SEC”). The Company requested that RSM furnish the Company with a letter addressed to the SEC stating whether RSM agrees with the statements made by the Company in the Initial Report and, if not, the respects in which it does not agree. The Initial Report is hereby amended and supplemented by adding the language that appears below.

Item 4.	Changes in Issuer’s Certifying Accountant

The Company provided RSM with a copy of the Initial Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating that RSM agrees with the disclosures contained in the Initial Report and, if not, the respects in which it does not agree. A copy of RSM’s letter, dated September 23, 2024, is filed as Exhibit 9.1 to this amended Form 1-U.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
9.1	Letter from RSM US LLP to the SEC, dated September 23, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: September 25, 2024